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                                                                   EXHIBIT 12(a)


                         ANADARKO PETROLEUM CORPORATION
                    CONSOLIDATED STATEMENT OF COMPUTATION OF
                      RATIOS OF EARNINGS TO FIXED CHARGES

                       FIVE YEARS ENDED DECEMBER 31, 1998

                                          Years Ended December 31
                           -----------------------------------------------------
thousands                    1998       1997        1996        1995       1994
                           -------    --------    --------    -------    -------
Gross Income               $(7,388)   $205,318    $196,763    $65,624    $90,794
Rentals                     12,477       8,266       4,234      2,457      2,814
                           -------    --------    --------    -------    -------
Earnings                     5,089     213,584     200,997     68,081     93,608
                           =======    ========    ========    =======    =======
Gross Interest Expense      82,415      62,095      55,986     52,557     41,635
Rentals                     12,477       8,266       4,234      2,457      2,814
                           -------    --------    --------    -------    -------
Fixed Charges              $94,892    $ 70,361    $ 60,220    $55,014    $44,449
                           =======    ========    ========    =======    =======
Ratio of Earnings
  to Fixed Charges            0.05        3.04        3.34       1.24       2.11
                              ====        ====        ====       ====       ====

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. As a result of the Company's net loss in 1998, the Company's earnings did not cover fixed charges by $89,803,000 in 1998. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals.